

January 31, 2022

Harrysen Mittler
Chief Executive Officer
Wearable Health Solutions, Inc.
2300 Yonge St., Suite 1600
Toronto, Ontario M4P 1E4
Canada

> **Re: Wearable Health Solutions, Inc.**
> **Amendment No 1 to Registration Statement on Form 10-12G**
> **Filed January 19, 2022**
> **File No. 000-56368**

Dear Mr. Mittler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

General

1.   We note disclosure on page 44 that indicates you may be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. Please revise your description of business to prominently disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Description of Business, page 1

2.   Please replace the statement that you are "a publicly listed company" with a statement to the effect that there is no established public trading market for your common stock. Please also revise your disclosure, here or in the market information section, to specify that your stock is quoted on the Pink OTC Market. Refer to Item 201 of Regulation S-K.

3.   We note the statement that you are "a leader in the rapidly growing medical alarm device and eHealth sector." Please revise your disclosure to clarify the basis for this leadership claim. Please also revise the statement that you provide products and services "to dealers and distributors throughout the globe," or disclose additional information regarding your current international operations as support.

4.   Please balance your disclosure by revising to address your history of operating losses, your significant indebtedness, and management's conclusion that there is substantial doubt about your ability to continue as a going concern.

5.   Please revise your disclosure throughout this section to update the status and/or clarify the meaning of statements such as the following:

   •   "The voice activation feature will be implemented at an estimated cost of $36,000 and has an approximate integration timeframe of two months, excluding certification time;"

   •   "WHSI is considering several wearable technology offerings partners to produce and implement body-mounted sensors;"

   •   "We have potentially over 2000 customers to be activated before year's end;"

   •   "[T]he Company is in the process of divesting itself of the BOAPIN.com asset and related business components;" and

   •   "With the introduction of the new and improved iHelp+ 3G™ unit, the iHelp™ will no longer be produced."

   In addition, please describe your acquisition and expected operations of mHealth.com, referenced on page F-35.

6.   Please revise your disclosure to describe what the graphic on page 4 represents. In addition to identifying and describing the device(s) depicted, please clarify whether this represents a product you currently produce and market, or is a prototype.

7.   Please disclose the mobile networks on which the iHelp+ 3G operates and on which the iHelp MAX will operate. In this regard, we note a reference to the "iHelp Max™ 4G" on page 10.

8.   We note you expect to launch the iHelp MAX in the "beginning of 2022." Please revise your disclosure to describe your expected steps and anticipated obstacles to launch, including any regulatory requirements or certifications. Please also clarify whether the iHelp MAX will be launched with the telehealth ready, remote patient monitoring, and medication reminder functions described on page 7. If these additional features will be added later, please describe your expected timetable for their implementation.

9. We note your projection of 2022 revenues. Please revise to describe the material assumptions upon which your projections are based and the potential risks to investors.

Competition, page 9

10. Please revise your disclosure to more fully describe competitive business conditions and your competitive position, with respect to each of your product lines (*i.e.,* the traditional MediPendant and mobile iHelp devices). See Item 101(h)(4)(iv) of Regulation S-K. Update industry-related information throughout this section as appropriate. In this regard, we note for example such statements as "60% of all medical alarms . . . are first-generation technologies that require the user to speak and listen through a central base station unit" and "much of the technology within the industry has remained stagnant."

Intellectual Property, page 11

11. We note your statement that "We may rely on a combination of patent, trademark, copyright, and trade secret laws in the United States." Please revise to briefly describe your patents and the other instruments described in Item 101(h)(4)(vii) of Regulation S-K, including duration. Please also ensure conformity with the statement that "[O]ur patent portfolio is current non-existent, as we are just embarking on the phases of MediPendant."

Regulation, page 11

12. Please describe the need for any government approval of your products and services, and the effect of existing or probable governmental regulations on your business, including environmental compliance. See Items 101(h)(4)(viii), (ix), and (xi) of Regulation S-K.

Risk Factors, page 12

13. Please revise the disclosure throughout your risk factors section to relate specifically to your business, current and planned, and the risks associated therewith. Remove or revise disclosure that is unrelated to your business. In this regard, we note references to Enterprise Transactional Solutions, other software developers, intimate apparel, transaction processing systems, network hardware and software, and cannabis-related business, among others. Clarify how the U.S. Foreign Corrupt Practices Act and anti-money laundering regulation cited in your disclosure apply to your operations, through BOAPIN or otherwise.

14. Please revise to include a separate risk factor describing your capital structure, including the different authorized classes and series of stock. Explain the conversion rights, and potential dilutive effect to existing holders of common stock. Also explain the nature of the disparate voting rights, including the number of votes per share to which each class and series is entitled and the resulting percentage of voting power. Disclose the ongoing and increasing dilution that is a result of the monthly awards of common stock pursuant to the compensation agreements with your Chief Executive Officer and President, and describe the effect on other stockholders.

15.   It appears that your Chief Executive Officer and President control the Company through the voting rights they exercise as holders of Series E Preferred Stock. Please add risk factor disclosure that describes your controlled company status, potential conflicts of interest, and other related material risks to investors.

16.   Please add a risk factor disclosing that your common stock may be considered a "penny stock," and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

The Company and its management, the US and global trade economies and the medical/health markets have been substantially affected . . . , page 12

17.   Please update and tailor your risk factor disclosure regarding COVID-19. With respect to the statement, "This pandemic has already adversely affected our business," please specifically describe the adverse effects you have experienced and the associated risks. For example, and without limitation, disclose:

   • How COVID-19 has affected your operations, including the ability to respond to alerts;

   • The impact COVID-19 has had on sales of personal health medical devices and monitoring services; and

   • The extent to which COVID-19 has caused supplies of your current products, and development of your new products, to be delayed or disrupted.

Our business is dependent upon suppliers., page 14

18.   Please revise your disclosure, here and/or in the business section, to more fully describe the (i) third-party manufacturers of your products, current and planned, and (ii) your other suppliers, such as those providing alert monitoring services, developing your software platform, or cloud-hosting your platform. Include the sources and availability of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

Our financial statements may not be comparable to those of other companies., page 24

19.   Please remove this risk factor since it appears you are not an emerging growth company eligible to make the election under Section 107(b) of the JOBS Act.

Security Ownership of Certain Beneficial Owners and Management, page 35

20.   Please base your table of beneficial ownership on the actual number of outstanding shares, rather that basing your calculation "on 41,060,492,608 shares when considering Series E Preferred Stock voting designation." In addition to the percentage per class, please add columns that disclose, for each owner, (i) the number and percentage of common stock ownership, assuming conversion of all preferred stock held by such owner, and (ii) the

percentage of voting power in light of the enhanced voting power of Series E Preferred Stock (and the other series, as applicable). Explain, by footnote disclosure, all applicable assumptions, including how the totals for directors and officers as a group have been calculated if not a simple summation. Refer to Item 403 of Regulation S-K.

21.   Please update and ensure conformity of disclosure regarding stock issuances and number of shares outstanding throughout your registration statement. For example, and without limitation, we note the following:

  - Outstanding common stock is indicated to be 1,040,492,600 on page 43 and 1,060,492,608 on page 45; and

  - Outstanding Series E Preferred Stock is stated as 4,000,000 on page 45 and 3,900,000 on page F-35.

Executive Compensation, page 39

22.   Please revise your disclosure as appropriate to resolve the apparent inconsistencies regarding executive compensation, as set forth in the tables on pages 39 and 41 and described on page 44 (and related notes to the financial statements on pages F-32, F-33, and F-35). Please also revise the reference on page 41 to Note 15, which does not appear in your financial statements.

23.   We note statements on page 42 that indicate your directors receive no compensation; please revise for consistency with your disclosure elsewhere regarding director compensation. We further note the description of your employee/consulting agreements on page 41, which provide for monthly stock grants, and the statement on page 44 that, "We do not have in effect any compensation plans under which our equity securities are authorized for issuance;" please revise to reconcile this apparent inconsistency and to provide the disclosure required by Item 201(d) of Regulation S-K.

Certain Relationships and Related Transactions, page 41

24.   Please revise your disclosure regarding the purchase of BOAPIM, here and elsewhere in the registration statement, to address the following:

  - Your disclosure describes Hypersoft Ventures as "a related party through common ownership" and identifies it as a 17% holder of Series C Preferred Stock. Please revise to clarify whether this company was a related party prior to the BOAPIN acquisition, or subsequently became a related party through its acquisition of stock pursuant to the Asset Purchase Agreement filed as Exhibit 10.1.

  - Revise your description of consideration to disclose the performance-based fees referenced in the Asset Purchase Agreement.

  - Your disclosure indicates that BOAPIN was acquired in June 2020 (or June 2019 on page F-15), while the Asset Purchase Agreement is dated August 3, 2020; please reconcile.

- Note 5 (page F-28) indicates that, as of June 30, 2020, you impaired BOAPIN's value to zero and recorded this as compensation expense; please explain based on the date of acquisition and Hypersoft Ventures' related party status in connection with the acquisition.

- Please revise your risk factors to disclose the risks associated with BOAPIN including, without limitation, potential conflicts of interest and ongoing financial commitments.

Recent Sales of Unregistered Securities, page 44

25. Please update and revise the disclosure in this section to furnish all the information required by Item 701 of Regulation S-K, including without limitation the exemption from registration claimed, the counterparty, and consideration for all transactions.

Description of Securities, page 45

26. We note your disclosure that you are authorized to issue three billion shares of common stock and fourteen million shares of preferred stock, allocated among Series A through E. However, the certificate of incorporation dated May 25, 2016, filed as Exhibit 3.1 appears to authorize four hundred million shares of common stock and ten million shares of preferred stock, allocated among Series A through D. Please file an amended certificate of incorporation that reflects the current capital stock authorization, or advise.

27. Please file the current certificates of designation for each series of your preferred stock. We note that the certificates filed for Series A and B refer to 50,000,000 authorized shares and appear to date from 2008, earlier than your certificate of incorporation, and that no certificate has been filed for Series E. Please also revise your disclosure to reflect the material terms of your preferred stock, including voting rights. In this regard, we note that your disclosure indicates Series A through D exercise no voting rights, but the certificates appear to provide otherwise.

28. Please revise your disclosure to describe the following:

- The circumstances or events in which conversion of high-vote and/or low-vote shares is mandatory or optional, and any resulting impact on low-vote shareholders, including dilution;

- Any exceptions to provisions requiring mandatory conversion of shares upon their transfer, including intra-family transfers; and

- Any sunset provisions that limit the lifespan of high-vote shares.

Exhibits

29.   Please refile Exhibit 3.1 in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at 202-551-3346 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing